UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Repay Holdings Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

76029L100

(CUSIP Number)

June 15, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76029L100	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Beckham Parent, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 10,051,302 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 10,051,302 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,051,302 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 76029L100	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): BT Parent GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 10,051,302 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 10,051,302 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,051,302 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 76029L100	13G	Page 4 of 9 Pages
Item 1(a)	Name of Issuer:

Repay Holdings Corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3 West Paces Ferry Road, Suite 200, Atlanta, Georgia 30305

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Beckham Parent, L.P. (“Beckham LP”) and BT Parent GP, LLC (“BT Parent GP,” together with Beckham LP, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1 and is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Parthenon Capital Partners, Four Embarcadero Center, Suite 3610, San Francisco, California 94111.

Item 2(c)	Citizenship:

The Reporting Persons are organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”).

Item 2(e)	CUSIP Number:

76029L100

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

CUSIP No. 76029L100	13G	Page 5 of 9 Pages

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof:

Beckham LP is the record owner of 10,051,302 shares of Class A Common Stock. BT Parent GP is the general partner of Beckham LP and as such may be deemed the beneficial owner of the shares of Class A Common Stock reported herein. BT Parent GP has delegated investment decisions, including voting and dispositive power, with respect to the shares of Class A Common Stock reported herein and any securities of the Issuer to Beckham LP’s board of managers. The members of the board of managers, who act by majority vote, are Brian Golson, Henry Helgeson, Jack Lavin, Christine Lee, Zachary Sadek and Edgar Sturans.

Pursuant to Rule 13d-4 of the Act, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons or the members of the board of managers of Beckham LP that it, he or she is the beneficial owner of any of the shares of Class A Common Stock or other securities of the Issuer for the purposes of Section 13(d) of the Act, or for any other purpose. Each of the Reporting Persons and the members of the board

CUSIP No. 76029L100	13G	Page 6 of 9 Pages

of managers of Beckham LP disclaims beneficial ownership of the shares of Class A Common Stock owned of record by Beckham LP, except to the extent of such Reporting Person’s, or member’s, pecuniary interest therein.

(b)	Percent of class:

11.1%

The denominator for this calculation is based on 90,526,108 shares of Class A Common Stock (which number includes 2,303,749 shares of unvested restricted stock that have voting rights) outstanding on June 15, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

10,051,302 shares (see Item 4(a))

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

10,051,302 shares (see Item 4(a))

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

CUSIP No. 76029L100	13G	Page 7 of 9 Pages
Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below, the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 76029L100	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: June 23, 2021.

BECKHAM PARENT, L.P.

By:	BT Parent GP, LLC
Its:	General Partner

By:	/s/ Paul Marnoto
Paul Marnoto
Attorney-in-Fact

BT PARENT GP, LLC

By:	/s/ Paul Marnoto
Paul Marnoto
Attorney-in-Fact

CUSIP No. 76029L100	13G	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of June 23, 2021, by and among each of the Reporting Persons

99.2	Power of Attorney of Reporting Persons